Filed Pursuant to Rule 424(b)(3)

Registration No. 333-225049

Prospectus Supplement

(to Prospectus dated July 23, 2018)

Jones Soda Co.

Up to 11,315,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated July 23, 2018 (the “Prospectus”), which forms a part of our Amendment No. 1 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-225049). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on November 5, 2020 (the “Current Report”). Accordingly, we have attached the Current Report (including exhibits) to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the sale of up to 11,315,000 shares of our common stock which may be resold from time to time by the selling shareholders identified in the Prospectus. The shares of common stock covered by the Prospectus and this prospectus supplement are issuable upon the conversion of a portion or all of the convertible subordinated promissory notes (the “Convertible Notes”) issued pursuant to that certain Note Purchase Agreement dated as of March 23, 2018 among the Company and the purchasers of the Convertible Notes. We are not selling any common stock under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed for quotation on the OTCQB quotation system under the symbol “JSDA.” The last bid price of our common stock on November 4, 2020 was $0.17 per share.

 Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 8-K
_____________________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): November 3, 2020

Jones Soda Co.
(Exact Name of Registrant as Specified in Charter)

Washington	0-28820	52-2336602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

66 South Hanford Street, Suite 150, Seattle, Washington 98134
(Address of Principal Executive Offices) (Zip Code)

(206) 624-3357
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company [   ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

Item 2.02. Results of Operations and Financial Condition.

On November 5, 2020, Jones Soda Co. (the “Company”) issued a press release announcing its financial results for the quarter ended September 30, 2020. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The Company will discuss its results for the quarter ended September 30, 2020 on its scheduled conference call today, November 5, 2020, at 4:30 p.m. Eastern time (1:30 p.m. Pacific time). This call will be webcast and can be accessed by visiting http://public.viavid.com/player/index.php?id=141854 or our website at www.jonessoda.com. Investors may also listen to the call via telephone by dialing 1-800-437-2398 (confirmation code: 3587622). In addition, a telephone replay will be available by dialing 1-844-512-2921 (confirmation code: 3587622) through November 12, 2020, at 7:30 p.m. Eastern Time.

The information in this Current Report in Item 2.02 and Exhibit 99.1 is being furnished to the Securities and Exchange Commission (the “SEC”) and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that Section, and shall not be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)        Effective November 3, 2020, the Company’s Board of Directors approved the grant of non-qualified stock options to Mark Murray, the Company’s President, for the purchase of (i) 100,000 shares of the Company’s common stock, which was immediately vested as of the date of grant, and (ii) for the purchase of 400,000 shares of the Company’s common stock, which will vest as follows:  1/4th of the shares subject to the option shall vest on the one-year anniversary of the date of grant and an additional 1/48th of the shares subject to the option shall vest on a monthly basis thereafter for a period of 48 months (subject to Mr. Murray’s continuous service with the Company).   The stock options shall be subject to the Company’s 2011 Incentive Plan and the Company’s standard non-qualified stock option agreement, which have been previously filed by the Company with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d)        Exhibits.

Exhibit No.	Description
99.1	Press Release dated November 5, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Jones Soda Co.

Date: November 5, 2020	By:	/s/ Jamie Colbourne
Jamie Colbourne
Interim Chief Executive Officer and Acting Principal Financial Officer

EXHIBIT 99.1

Jones Soda Reports Third Quarter 2020 Results

Returned to Growth with 17% Year-Over-Year Increase in Revenue

SEATTLE, Nov. 05, 2020 (GLOBE NEWSWIRE) -- Jones Soda Co. (the “Company”) (OTCQB: JSDA), the original craft soda company known for its unconventional flavors and user-generated label artwork, announced results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial Highlights vs. Year-Ago Quarter

  Revenue increased 17% to $3.5 million compared to $3.0 million.
  Gross profit as a percentage of revenue increased 430 basis points to 26.0% compared to 21.7%.
  Net loss improved to $(450,000) or $(0.01) per share, compared to a net loss of $(476,000), or $(0.01) per share.
  Adjusted EBITDA1 improved to $(324,000) compared to $(352,000) after the Company invested significantly in marketing and sales efforts.

Management Commentary

“During the third quarter, we continued to focus on our core competencies and drive sales through our bottled soda products, which resulted in a return to year-over-year revenue growth after six consecutive quarters of decline,” said Jamie Colbourne, Jones Soda’s interim CEO. “In fact, overall awareness and demand for our products continued to accelerate throughout the quarter as our digital marketing and social media initiatives drove strong engagement among both existing and new consumers. Further, our retooled sales approach bolstered growth across our traditional retail channels for our core products.

“Our team has continued to do an excellent job navigating the uncertainties brought on by the COVID-19 pandemic with the majority of our employees working remotely, while still providing best-in-class service to our customers and partners.

“Most importantly, we strengthened our senior leadership team with the appointment of CPG and foodservice industry veteran Mark Murray as president. Prior to joining full-time in September, Mark spent the last few months working with our leadership team building a robust 3-year strategic plan. The Jones team has already begun implementing these strategic initiatives to revitalize our go-to-market approach and sustain growth into the future.

“We are now looking forward and will continue building upon the momentum we have generated the past few quarters. Although broader uncertainties remain in our macro environment and there is still much work to be done, our organization is hyper-focused on accelerating growth while being highly calculated in our go-to-market strategy. With an improved balance sheet and a reinvigorated organization, we remain confident in both our financial and operational positioning and expect to close out the year with revenue growth and improved profitability compared to 2019.”

Third Quarter 2020 Financial Results

The Company believes its turnaround is well on track as demonstrated by our revenue in the third quarter of 2020, which increased 17% to $3.5 million compared to $3.0 million in the year-ago quarter. The increase was primarily driven by a 40% increase in sales of Jones’ core bottled soda products, partially offset by the expected decline in 7-Select revenue.

Gross profit as a percentage of revenue increased 430 basis points to 26.0% for the third quarter of 2020 compared to 21.7% in the same year-ago quarter. The increase was driven by a more favorable product mix, along with optimizing costs associated with transportation and warehousing. This will continue to be an area of focus, and the Company anticipates that margins will continue to improve in 2021.

Net loss for the third quarter of 2020 improved to $(450,000), or $(0.01) per share, compared to a net loss of $(476,000), or $(0.01) per share, in the same quarter a year ago.

Adjusted EBITDA1 in the third quarter of 2020 improved to $(324,000) compared to $(352,000) in the same quarter a year ago.

At September 30, 2020, cash and cash equivalents totaled $4.3 million compared to $4.3 million at June 30, 2020, and $6.0 million at December 31, 2019. Apart from an outstanding convertible debt instrument and its loan under the Paycheck Protection Program, the Company did not have any substantial debt and continues to actively evaluate a new line of credit.

1 Adjusted EBITDA is defined as net loss from operations before interest expense, interest income, taxes, depreciation, amortization and stock-based compensation and is a non-GAAP measure (reconciliation provided below).

Conference Call

Jones Soda will hold a conference call today at 4:30 p.m. Eastern time to discuss its results for the third quarter ended September 30, 2020.

Date: Thursday, November 5, 2020
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-800-437-2398
International dial-in number: 1-323-289-6576
Conference ID: 3587622

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

The conference call will be broadcast live and available for replay here and via the investor relations section of the Company’s website at www.jonessoda.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 12, 2020.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 3587622

Presentation of Non-GAAP Information

This press release contains disclosure of the Company's Adjusted EBITDA, which is a not a United States Generally Accepted Accounting Principle (“GAAP”) financial measure. The difference between Adjusted EBITDA (a non-GAAP measure) and Net Loss (the most comparable GAAP financial measure) is the exclusion of interest expense, income tax expense, depreciation and amortization expense and stock-based compensation. We have included a reconciliation of Adjusted EBITDA to Net Loss in our Non-GAAP Reconciliation in this press release. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP. Adjusted EBITDA has certain limitations in that it does not take into account the impact of certain expenses to our consolidated statements of operations. In addition, because Adjusted EBITDA may not be calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides useful information to investors about the Company's results attributable to operations, in particular by eliminating the impact of non-cash charges related to stock-based compensation, amortization and depreciation that is consistent with the manner in which we evaluate the Company's performance. These adjustments to the Company's GAAP results are made with the intent of providing a more complete understanding of the Company's underlying operational results and provide supplemental information regarding our current ability to generate cash flow. This non-GAAP financial measure is not intended to be considered in isolation or as a replacement for, or superior to net loss as an indicator of the Company's operating performance, or cash flow, as a measure of its liquidity. Adjusted EBITDA should be reviewed in conjunction with Net Loss as calculated in accordance with GAAP.

About Jones Soda Co.

Headquartered in Seattle, Washington, Jones Soda Co.® (OTCQB: JSDA) markets and distributes premium beverages under the Jones® Soda and Lemoncocco® brands. A leader in the premium soda category, Jones Soda is made with pure cane sugar and other high-quality ingredients, and is known for packaging that incorporates ever-changing photos sent in from its consumers. Jones’ diverse product line offers something for everyone – pure cane sugar soda, zero-calorie soda and Lemoncocco non-carbonated premium refreshment. Jones is sold across North America in glass bottles, cans and on fountain through traditional beverage outlets, restaurants and alternative accounts. For more information, visit www.jonessoda.com or www.myjones.com or www.drinklemoncocco.com.

Forward-Looking Statements Disclosure

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all passages containing words such as “will,” “aims,” “anticipates,” “becoming,” “believes,” “continue,” “estimates,” “expects,” “future,” “intends,” “plans,” “predicts,” “projects,” “targets,” or “upcoming.” Forward-looking statements also include any other passages that are primarily relevant to expected future events or that can only be evaluated by events that will occur in the future. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Factors that could affect the Company's actual results, including its financial condition and results of operations and its ability to continue as a going concern, include, among others: its ability to successfully execute on its growth strategies and operating plans for the future; the ongoing negative impact that the novel coronavirus (COVID-19) pandemic may have on the Company’s business operations and sales; the Company’s ability to effectively utilize the proceeds from its 2019 strategic financing from HeavenlyRx; the Company’s ability to manage operating expenses and generate sufficient cash flow from operations; the Company’s ability to create and maintain brand name recognition and acceptance of its products; the Company’s ability to adapt and execute its marketing strategies, especially in light of the closures and delays caused by the COVID-19 pandemic; the Company’s ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry generally and in the craft beverage segment specifically; the Company’s ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages (including the imposition of taxes); its ability to develop and launch new products and to maintain brand image and product quality; the Company’s ability to maintain and expand distribution arrangements with distributors, independent accounts, retailers or national retail accounts; the Company’s ability to maintain its relationship with 7-Eleven; its ability to manage inventory levels and maintain relationships with manufacturers of its products; its ability to maintain a consistent and cost-effective supply of raw materials and flavors and manage the impact of the COVID-19 pandemic on its supply chain; the Company’s ability to develop CBD-infused beverages; its ability to attract, retain and motivate key personnel; its ability to protect its intellectual property; the impact of future litigation and the Company’s ability to comply with applicable regulations; fluctuations in freight and fuel costs; the impact of currency rate fluctuations; its ability to access the capital markets for any future equity financing and to manage the impact that the COVID-19 pandemic may have on the Company’s ability to access capital; the Company’s ability to maintain disclosure controls and procedures and internal control over financial reporting; dilutive and other adverse effects from future potential securities issuances; and any actual or perceived limitations by being traded on the OTCQB Marketplace. More information about factors that potentially could affect the Company’s operations or financial results is included in its most recent annual report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 30, 2020 and in the other reports filed with the SEC since that that date. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements in this press release, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Cody Slach
Gateway Investor Relations
1-949-574-3860
JSDA@gatewayir.com
finance@jonessoda.com

JONES SODA CO.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

	(In thousands, except share data)		(In thousands, except share data)
	(Unaudited)		(Unaudited)

Revenue	$3,541	$3,032	$9,431	$9,345
Cost of goods sold	2,619	2,374	7,341	7,333
Gross profit	922	658	2,090	2,012
Gross profit %	26.0%	21.7%	22.2%	21.5%

Operating expenses:
Selling and marketing	642	539	1,924	1,792
General and administrative	674	491	2,136	1,699
	1,316	1,030	4,060	3,491
Loss from operations	(394)	(372)	(1,970)	(1,479)
Interest income	2	22	23	22
Interest expense	(40)	(113)	(116)	(375)
Other income (loss), net	(11)	(8)	3	1
Loss before income taxes	(443)	(471)	(2,060)	(1,831)
Income tax expense, net	(7)	(5)	(19)	(17)
Net loss	$(450)	$(476)	$(2,079)	$(1,848)

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.04)
Weighted average basic and diluted common shares outstanding	61,857,555	58,777,185	61,730,684	47,651,245

JONES SODA CO.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS	(In thousands, except share data)
Current assets:
Cash and cash equivalents	$4,251	$5,969
Accounts receivable, net of allowance of $84 and $44	2,414	1,573
Inventory	1,604	1,788
Prepaid expenses and other current assets	205	310
Total current assets	8,474	9,640
Fixed assets, net of accumulated depreciation of $529 and $484	299	162
Other assets	33	33
Right of use lease asset	497	17
Total assets	$9,303	$9,852
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$923	$554
Lease liability, current portion	100	18
Accrued expenses	784	663
Taxes payable	6	10
Total current liabilities	1,813	1,245
Convertible subordinated notes payable, net	1,373	1,333
Accrued interest expense	214	147
SBA loan	335	-
Lease liability, net of current portion	401	-
Total liabilities	4,136	2,725
Shareholders’ equity (deficit):
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 61,975,748 shares and 61,566,076 shares, respectively	73,906	73,773
Accumulated other comprehensive income	328	342
Accumulated deficit	(69,067)	(66,988)
Total shareholders’ equity	5,167	7,127
Total liabilities and shareholders’ equity	$9,303	$9,852

JONES SODA CO.
NON-GAAP RECONCILIATION
(Unaudited, in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
GAAP net loss	$(450)	$(476)	$(2,079)	$(1,848)
Stock based compensation	57	14	130	103
Interest income	(2)	(22)	(23)	(22)
Interest expense	40	113	116	375
Income tax expense, net	7	5	19	17
Depreciation and Amortization	24	14	45	33
Non-GAAP Adjusted EBITDA	$(324)	$(352)	$(1,792)	$(1,342)